Monolithic Power Systems, Inc.

983 University Avenue, Building A

Los Gatos, CA 95032

September 29, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Monolithic Power Systems, Inc.

Form 10-K for fiscal year ended December 31, 2005 filed March 26, 2006

Form 10-Q for fiscal quarter ended June 30, 2006

Form 8-K dated August 2, 2006

File No. 000-51026

Dear Sir:

This is a follow-up to our letter dated September 11, 2006 and a response to the following comments in your letter dated September 6, 2006:

SEC Comment #1:

We note that you present your non-GAAP measures in the form of a non-GAAP Condensed Consolidated Statement of Operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP research and development, Non-GAAP selling, general and administrative, non-GAAP total operating expenses, non-GAAP net income (loss) per share – basic and non-GAAP net income (loss) per share – diluted, which have not been described to investors. In fact, it appears that management does not use all these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 for Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP Condensed Consolidated Statement of Operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response #1:

In response to your comment, we will remove the non-GAAP Condensed Consolidated Statement of Operations from our future filings and instead disclose only non-GAAP operating profit, non-GAAP net income (loss) and non-GAAP diluted earnings per share. The Company and its investors use non-GAAP operating profit, non-GAAP net income (loss) and non-GAAP diluted earnings per share to assess the operating performance of the Company and as key operational measures in the budgeting and decision-making process. Stock-based compensation is an expense for the Company and is viewed as a form of compensation for our employees. However, management of the Company excludes stock-based compensation when evaluating the operating performance measures of the Company and management. Specifically, the Company excludes stock-based compensation during its annual budgeting process and its quarterly and annual assessments of the Company’s and management’s performance. The annual budgeting process is the vehicle whereby the Company allocates resources to various initiatives and operational requirements. Additionally, the board of directors excludes the impact of stock-based compensation when conducting their regular review of the Company’s historical business model and profitability as it relates to the planned business model and profitability for the forthcoming year. Furthermore, in evaluating the performance of senior management and department managers, charges related to stock-based compensation are excluded from expenditure and profitability results. To this extent, management is able to review on a period-to-period basis each manager’s performance and assess financial discipline over operational expenditures without the effect of stock-based compensation.

The current methods to value and expense stock-based compensation are based on several criteria, such as the risk-free interest rate, the volatility and price of the Company’s underlying stock and the expected term of options granted, some of which are beyond the control of management. The Company does not expect or encourage its managers to spend any of their time on issues over which they can have no impact. The exclusion of stock-based compensation allows management to perform analytical period-to-period comparisons and view other operating trends which they can and should affect. It also facilitates comparisons among our peers, who tend to be much larger and whose stock-compensation charges, relative to total operating expenses, are typically much smaller. As a result, when senior management and the board evaluate the performance of the business in a period in which the Company recognizes stock-based compensation, they evaluate the business without regard to those expenses.

According to Staff Accounting Bulletin No. 107, the Staff “believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” Given management’s internal use of non-GAAP financial measures that exclude stock-based compensation expense, management believes that presenting such non-GAAP financial measures to investors provides relevant information and “enables investors to see the Company through the eyes of management,” which the Commission has indicated in FR 72 should be a goal of the Company’s disclosure. FR 72 furthermore suggests that the Company “provide information about the quality of, and potential variability of, the Company’s earnings (and expenses) and cash flow.” Given the unique variability of the stock-based compensation component, the Company believes that disclosing this component for separate consideration allows investors to “ascertain the likelihood that past (operating) performance is indicative of future performance.” While we realize that FR 72 specifically references management’s discussion and analysis, we understand the Commission intended these themes to run through all public disclosures and should be equally applied to quarterly disclosures of operating results & financial condition.

If the Company did not exclude stock-based compensation in the calculation of non-GAAP financial measures, it is possible that an investor’s ability to evaluate the Company’s performance in the same manner in which management evaluates the Company’s performance in any period in which it incurred stock-based compensation could be hampered. The investor would therefore, not be able to see the Company through the eyes of management. By providing non-GAAP financial measures, exclusive of stock-based compensation, the Company is providing meaningful, useful information to investors, giving them an additional, alternate view of the operational performance of the Company that they can use to enhance their analysis of the Company’s performance, particularly when they compare operational performance over multiple periods and with other companies.

We believe that since our recent adoption of FAS 123R, it is difficult for investors to evaluate our GAAP results of operations on a year-over-year basis because our GAAP results of operations for 2005 calculated our stock-based compensation expense in a different manner than that required under FAS 123R. Therefore, investors cannot compare the year-over-year results of our recurring core business operating results unless we exclude these non-cash charges that result from two different accounting methods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of stock option award types that companies can use when adopting FAS 123R, our management believes that providing a non-GAAP financial measure that excludes stock-based compensation allows investors to make meaningful comparisons between our core business operating results and those of other companies, as well as providing our management with an important tool for financial and operational decision making and for evaluating our own core business operating results over different periods of time.

A majority of the Company’s 12 independent stock analysts have commented that their preference is to view non-GAAP results which exclude the impact of stock-based compensation. They have indicated that this presentation of the non-GAAP measure is more meaningful to investors, not confusing, and, if not provided by the Company, a number of such analysts have indicated that they would be forced to estimate the results without the impact of stock-based compensation, or spend time calling management to determine these numbers so that the free cash flow of the company could be analyzed. Further, in informal discussions with several of our shareholders, they expressed the need for the inclusion of non-GAAP measures to adequately assess the “core” performance of the Company. Our institutional investors are of the opinion that the GAAP numbers do not provide all of the clarity necessary to measure the Company’s performance, and that the Company should follow the precedence set by other technology companies and continue to report non-GAAP financial measures in future press releases.

The Company does not believe that investors are misled by an exclusion of stock-based compensation from its non-GAAP financial measures because both the GAAP and non-GAAP financial measures would be disclosed and investors may decide for themselves how much weight to place on the non-GAAP financial measures. In addition, management provides additional disclosures regarding limitations on the use of the non-GAAP financial measures and how management compensates for those limitations.

Based on the foregoing, the Company proposes to include for future periods the disclosure of the following non-GAAP financial measures in its earnings releases filed under Item 2.02 of Form 8-K: non-GAAP operating income, non-GAAP net income (loss) and non-GAAP diluted earnings per share.

The Company acknowledges that in the event that our Form 8-K is incorporated by reference in a 33 Act registration statement, that the SEC may have additional questions relating to the appropriateness of the information included in the document filed with, and not just furnished to, the Commission and that the SEC may request an amendment to our Form 8-K at that time.

SEC Comment #2:

While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K.

Response #2:

The Company respectfully submits to the Staff that, because the Company furnishes its earnings releases on a Form 8-K rather than filing such Form 8-K, the information included under Item 2.02 of Form 8-K is not per se subject to the requirements of Item 10 of Regulation S-K. See section II.C.2 of Release No. 33-8176. However, instruction 2 of Item 2.02 of Form 8-K requires a registrant to comply with the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K if the disclosures under Item 2.02 include non-GAAP financial measures. Paragraph (e)(1)(i) of Item 10 of Regulation S-K requires the following disclosure:

•	A presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure;

•	A quantitative reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable GAAP financial measure;

•	A statement disclosing the reasons why the registrant’s management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure

For the reasons described above in Response #1, the Company believes that its use of non-GAAP financial measures that exclude stock-based compensation in reports furnished to the Commission pursuant to Item 2.02 of Form 8-K meets these requirements.

Proposed Disclosure For Future Periods

Use of non-GAAP Measures:

To supplement our consolidated financial statements presented in accordance with GAAP, the Company provides the following non-GAAP financial measures, including non-GAAP total operating income, non-GAAP net income (loss) and non-GAAP diluted earnings per share as supplemental measures to GAAP regarding the Company’s operating performance. These non-GAAP financial measures exclude the impact of stock-based compensation. A detailed explanation of each of the adjustments to such financial measures is described below.

We use these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. Our management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding stock-based compensation expenses, which we believe may not be indicative of our “core business operating results,” meaning our operating performance excluding non-cash charges. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance, including comparability with our competitor’s operating results, and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance as well as comparisons to our competitors’ operating results. In addition, we believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business.

In addition, many financial analysts that follow our Company focus on and publish both historical results and future projections based on these non-GAAP financial measures. We believe that it is in the best interest of our investors to provide this information to analysts so that they accurately report the non-GAAP financial information. Moreover, investors have historically requested and the Company has historically reported these non-GAAP financial measures as a means of providing consistent and comparable information with past reports of financial results.

While management believes that these non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by reviewing the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

The adjustments to these non-GAAP financial measures, and the basis for such adjustments, are outlined below:

Stock-based compensation expense and its related tax impact. The Company incurs expense related to stock-based compensation included in its GAAP presentation of revenue, cost of goods sold, research and development expense and selling, general and administrative expense. Stock-based compensation is an expense for the Company and is viewed as a form of compensation for our employees. However, management and the board of directors of the Company exclude stock-based compensation when evaluating the operating performance measures of the Company and management. Specifically, the Company excludes stock-based compensation during its annual budgeting process and its quarterly and annual assessments of the Company’s and management’s performance. The annual budgeting process is the vehicle whereby the Company allocates resources to various initiatives and operational requirements. Additionally, the board of directors excludes the impact of stock-based compensation when conducting their regular review of the Company’s historical business model and profitability as it relates to the planned business model and profitability for the forthcoming year. Furthermore, in evaluating the performance of senior management and department managers, charges related to stock-based compensation are excluded from expenditure and profitability results. To this extent, management is able to review on a period-to-period basis each manager’s performance and assess financial discipline over operational expenditures without the effect of stock-based compensation. The Company believes that the non-GAAP financial measures are useful to investors because they allow investors to (a) evaluate the Company’s operating results and the effectiveness of the methodology used by management to review the Company’s operating results, and (b) review historical comparability in its financial reporting, as well as comparability with competitors’ operating results.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G, the Company will provide a reconciliation of the non-GAAP financial measures as listed below:

GAAP Reporting Measure	Non-GAAP Reporting Measure
Operating Income	Adjusted Operating Income
Net Income	Adjusted Net Income
Diluted Earnings per Share	Adjusted Diluted Earnings per Share (Adjusted Net Income divided by the Diluted Weighted-Average Common Shares Outstanding)

Should you have additional questions or comments, please contact me at 408-357-6777.

Sincerely,

/s/ C. Richard Neely, Jr.
C. Richard Neely, Jr.
Chief Financial Officer